Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Form of Proxy - Annual General and Special Meeting of Shareholders to be held on Monday, June 22, 2015 This Form of Proxy is solicited by and on behalf of Management Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be aholder, toattend andact on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names areprintedherein, please insert the nameof yourchosen proxyholder in the space provided (see reverse1.If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.2.This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.3.If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.4. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.7. This proxy should be read in conjunction with the accompanying documentation provided by Management.Proxies submitted must be received by 10:00 am, Eastern Time, on June 18, 2015. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Call the number listed BELOW from a touch tone telephone Scan the QR code to vote now 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO Go to the following web site: www.investorvote.com Smartphone? Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy To vote by telephone or the Internet, you will need to provide your  CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder The undersigned shareholder of Jaguar Minina Inc. (the "Corporation") hereby nominates, constitutes and appoints Richard D. Falconer, Chairman of the Board of Directors, or failing him, George Bee, Chief Executive Officer, or failing him, Derrick Weyrauch, Chief Financial Officer OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held at Bennett Jones LLP offices on 3400 One First Canadian Place, Toronto, ON, Canada M5X 1A4 on June 22, 2015 at 10:00 a.m. (Eastern Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY I HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. George Bee 04. Luis R. Miraglia 07. Robert J. Chadwick HoQ Withhold HoQ Withhold HoQ Withhold Far Withhold 05. Stephen Hope 02. Richard D. Falconer 03. Edward V. Reeser 06. Jared Hardner 2. Appointment of Auditors To reappoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. Fo Against 3. Stock Option Plan To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, substantially in the form set out in the accompanying management information circular (the "Circular"), ratifying, confirming and approving the Corporation's 10% rolling stock option plan (the "Stock Option Plan"), as more fully described in the Circular. Fold Authorized Signature(s) - This section must be completed for your sigratarefs)Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ?If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.  + R G C Q 2 0 9 0 6 2A R 1